Exhibit 99.1

Dragon Victory International Limited Celebrates 1st Listing Anniversary as a Leader in Crowdfunding and Incubation Industry in China

Company Recalls Milestones and Look Forward to Future Innovations with Entering Multi Strategic Agreements on the Anniversary

HANGZHOU, China, October 22, 2018 /PRNewswire/ -- Dragon Victory International Limited (Nasdaq: LYL) (“LYL” or the “Company”), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today that October 19, 2018 marks the Company’s first listing anniversary since the Company listed on the Nasdaq Capital Market, and the Company has held an anniversary celebration event on Hangzhou, China.

The Company continues to be an industry leader in the crowdfunding and incubation industry in China. Since its formation in 2014, the Company has achieved many accomplishments, including but not limited to the following:

●	Engaged by Zhejiang Zhanlue Network Technology Co., Ltd. (“Zhanlue”) to act as the U.S. IPO financial advisor of Zhanlue
●	Established a joint venture in the PRC to explore business opportunities in the tourism industry in October 2018
●	Upgraded its crowdfunding platform to explore business opportunities in the auto parts industry in November 2017
●	Successfully listed on Nasdaq in October 2017 following 2 years and 4 months’ of self incubation

On the anniversary date, the Company signed engagement agreements with three (3) private companies to act as their U.S. IPO financial advisor and entered into five (5) strategic cooperation agreements with prestigious institutions include Guoyuan Securities Co., Ltd., Beijing Xinban Capital Investment Holdings Co., Ltd., Hejun Capital, Shenzhen Leap Finance Holding Co., Ltd and Hangzhou Weisi Xunlai Equity Investment Fund Management Co., Ltd.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “As the world’s first Nasdaq-listed crowdfunding and incubation enterprise, Dragon Victory International Limited differs from other incubation companies because we have high-quality corporate resources, excellent investment teams, professional service organizations as business partners and access to preferential government policies in the PRC. We have proved through our self-incubation and Nasdaq-listing that Dragon Victory International Limited is fully capable of helping outstanding companies to enter the global capital market. We are in the midst of providing IPO advices and sharing our own listing experiences, and will also serve our IPO clients and collaborating institutions from an entrepreneur’s perspective.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Bo Lyu, the Board Secretary

Dragon Victory International Limited
Email: lb@dvintinc.com
Phone: +86-15157527297

In the United States:

Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333